  EQUUS TOTAL RETURN, INC.

November 30, 2020

VIA EDGAR

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-6983

email: longjw@sec.gov

Re:	Equus Total Return, Inc. (“Equus” or the “Fund”) Annual Report on Form 10-K for the Year Ended December 31, 2019 (File No. 814-0098)

Dear Mr. Long:

As you know, Equus is a closed-end fund that has elected to be classified as a business development company (“BDC”) pursuant to the Investment Company Act of 1940 (the “1940 Act”). On behalf of Equus, this letter serves as the Fund’s response to comments received from the Division of Investment Management (the “Division”) on behalf of the Securities and Exchange Commission (the “Commission”) via telephone on September 23, 2020 concerning the Fund’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Commission on March 30, 2020 (sometimes referred to hereinafter as the “2019 10-K”) and the Fund’s subsequent disclosure obligations pursuant to the 1940 Act and the Securities Exchange Act of 1934 (the “Exchange Act”). We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments as set forth below.

COMMENT 1:

On the Equus Schedule of Investments, please perform, or confirm that Equus has performed, the analysis required pursuant to Rules 3-09 and 4-08(g) of Regulation S-X regarding its investments including, in particular, with respect to the Fund’s investment in PalletOne, Inc.

RESPONSE: Rule 3-09 of Regulation S-X, as promulgated by the Commission, requires that the audited financial statements of a “significant” unconsolidated subsidiary of an Exchange Act reporting company be separately included in the reporting company’s annual report on Form 10-K if certain ratios of the subsidiary and reporting company exceed various tests established therein. For the reasons given below, we do not believe PalletOne should be considered a “significant subsidiary” as defined in the Rule and should not have its financial statements included with those of the Fund in its annual filings with the Commission.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

A subsidiary is deemed a “significant subsidiary” under Rule 3-09 if any one of the following three tests are satisfied:

(1)	Investment Test. The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year . . . .; or

(2)	Asset Test. The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(3)	Income Test. The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year. For investment company registrants, the registrant must compare realized and unrealized gains in net assets, as well as investment income, in determining income for purposes of this test. If the investment company has an unrealized investment loss for the period, the resulting number should be included in the calculation using its absolute value (the negative sign should be disregarded).

According to the plain language of Rule 3-09 above, applying the asset and income tests to the Fund’s holding in PalletOne would result in PalletOne being considered as a “significant subsidiary” of Equus. However, inasmuch as a number of other BDCs do not include financial statements of non-control positions in high growth portfolio companies, we believe additional analysis is warranted to determine if such inclusion is within the spirit of the Rule and the disclosure requirements of the Exchange Act.

Analysis

Equus presently holds a non-controlling interest of 17.1% of PalletOne’s common stock outstanding on a fully-diluted basis (since reduced from 18.7% as of December 31, 2019). Pursuant to a Shareholders Agreement entered into by the Fund and the various stockholders of PalletOne at the time of its initial investment (since restated with non-material changes), Equus is entitled to appoint two directors to PalletOne’s seven member board of directors, although the Fund presently has only one representative on the PalletOne board.

Even though Equus is PalletOne’s largest shareholder, it can neither unilaterally determine the outcome of any shareholder measure or block any such measure proposed by other shareholders. Further, although Equus has the right to appoint two of PalletOne’s seven directors, it does not control the PalletOne board and cannot, by contract or otherwise, unilaterally compel PalletOne or its board to adopt any particular course of action.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

As a general rule, the financial statements of non-control positions in operating businesses are generally not consolidated with those of the non-controlling shareholder, particularly when the shareholder is an investment company.

Accounting Standards Codification (ASC) 45-1 states that, with exceptions not relevant here:

use of the equity method of accounting by an investment company is not appropriate. Rather, those noncontrolling ownership interests held by an investment company shall be measured in accordance with guidance in Subtopic 946-320, which requires investments in debt and equity securities to be subsequently measured at fair value.

Where ownership is less than 20%, as is the case with PalletOne, the presumption is that “significant influence” does not exist but can be rebutted by a preponderance of evidence suggesting otherwise. The ASC then provides a list of useful criteria to examine in determining the validity of the presumption. According to ASC 323-10-15-6:

Ability to exercise significant influence over operating and financial policies of an investee may be indicated in several ways, including the following:

a.       Representation on the board of directors

b.       Participation in policy-making processes

c.       Material intra-entity transactions

d.       Interchange of managerial personnel

e.       Technological dependency

f.	Extent of ownership by an investor in relation to the concentration of other shareholdings (but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor).

Applying the ASC criteria above makes clear that significant influence does not exist in connection with the Fund’s shareholding in PalletOne. Although Equus has a representative on the PalletOne board of directors, it does not participate in PalletOne’s policy-making process, does not have any material intra-entity transactions with PalletOne, has no commonality of managerial personnel, does not share any technology with PalletOne, and does not exert significant influence in concert with another PalletOne shareholder.

Our response to the Division’s comments regarding the diversification requirements of the Internal Revenue Service for regulated investment companies (RICs) in Comment 7 below is also instructive concerning this matter. Among other requirements, these statutes prohibit a RIC from

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

investing more than 25% of its total assets in the securities of a single issuer.[1] However, the statutes and applicable commentary have confirmed that changes in the value of the security following initial investment, absent a follow-on investment or other subsequent investment transaction involving the security, will not result in a violation of RIC requirements.[2] In other words, the 25% portfolio limitation applicable to RICs has been designed to avoid punishment for investments in growth companies such as PalletOne and, absent a follow-on investment, does not require subsequent revaluation to determine ongoing compliance.

This concept has relevance to the Fund’s shareholding in PalletOne. In October 2001, Equus invested $350,000 to acquire 350,000 shares of PalletOne common stock. Equus has not made a follow-on investment in PalletOne since that time. The appreciation in the fair value of this holding, from $0 at December 31, 2009 to $26.5 million at December 31, 2019, should not, absent an interim investment or similar transaction involving the securities of PalletOne, penalize Equus for holding onto its investment and working to increase its value. Moreover, a policy requiring public disclosure of the financial statements of non-controlled portfolio investments such as PalletOne would likely place BDCs at a disadvantage relative to other private and public funds. Such a policy would, in our view, discourage non-control investments in high growth private companies due to the resistance of private company owners to public disclosure of their financial results.

Notwithstanding the foregoing analysis and discussion, to the extent the Division disagrees with our conclusions concerning this matter, we respectfully request that the Office of the Chief Accountant consider waiving this requirement for the Fund.

[1] 26 USC §851(b)(3)(B)(i). The fair value of the Fund’s holding in PalletOne represented 35.3% and 37.1% of the Fund’s total assets at December 31, 2019 and September 30, 2020, respectively.

[1] See 26 USC §851(d)(1). See also Taxation of Regulated Investment Companies, Tax Management, Inc. (1999) (“An investment company will not lose its status as a RIC even though it fails to satisfy the diversification requirements of §851(b)(3) if the discrepancy results from fluctuations in the market value of the securities in the investment company’s portfolio .. . .”).

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

COMMENT 2:

Regarding the Equus Schedule of Investments, please explain how a “Non Affiliate” investment can also be made in a “Related Party” as in the case of the Fund’s investment in 5th Element Tracking, LLC.

RESPONSE: The Fund’s investment in 5th Element Tracking, LLC is characterized as a ‘Non-Affiliate Investment’ in the Fund’s Schedule of Investments. It is not categorized under ‘Related Party’ investments. I believe the confusion results from the formatting of the table. In our upcoming Annual Report on Form 10-K for the year ended December 31, 2020, we will include spaces between the rows of categories of investments for clarity.

COMMENT 3:

Pursuant to Article 12 of Regulation S-X, in the Equus Schedule of Investments, please designate any security held by the Fund that is non-income producing.

RESPONSE: In the footnotes to the Equus Schedule of Investments, we have historically designated the securities held by the Fund that are income producing. In our upcoming Annual Report for the year ended December 31, 2020, we will also note those securities held by the Fund that are non-income producing.

COMMENT 4:

Pursuant to Rule 12-14 of Regulation S-X, please designate that Schedule 12-14, the Equus Schedule of Investments and Advances to Affiliates included at the end of the Notes to the Financial Statements, has been audited.

RESPONSE: In the Report of Independent Registered Public Accounting Firm included in the 2019 10-K, the Fund’s independent accountant states the following:

We have audited the accompanying balance sheets of Equus Total Return, Inc. (the “Fund”), including the schedule of investments, as of December 31, 2019 and 2018, the related statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2019 and the selected per share data and ratios for each of the five years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Table of Contents in Item 15(a)(1).

I note to you that one of the financial statement schedules listed in the table of contents of the 2019 10-K is Schedule 12-14. Moreover, as our independent accountants denote that the audit encompasses all of the financial statements and schedules, we do not include the term “audited” as a header on the Fund’s Statement of Operations, Balance Sheet, or schedules, such as Schedule 12-14.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

COMMENT 5:

Pursuant to Rule 12-14 of Regulation S-X, please include a column in Schedule 12-14, the Equus Schedule of Investments and Advances to Affiliates, that includes increases/decreases of unrealized depreciation for the period covered by the Schedule.

RESPONSE: Below is the revised Schedule 12-14 that includes the requested column. We will include this column in Schedule 12-14 in our upcoming Annual Report on 10-K for the year ended December 31, 2020.

SCHEDULE 12-14
EQUUS TOTAL RETURN, INC.
SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES

(in thousands)
		Year Ended December 31, 2019
Portfolio Company	Investment (a)	Amount of Interest or Dividend Credited to Income(d)	As of December 31, 2018 Fair Value	Unrealized Gains/(Losses)	Gross Additions(b)	Gross Reductions(c)	As of December 31, 2019 Fair Value
Control investments: Majority-owned

Equus Energy, LLC	Member interest (100%)	$ -	$ 9,000	$ (1,000)	$ -	$ -	$ 8,000

Equus Media Development Company, LLC	Member interest (100%)	1	210	(211)	-	-	-

Total Control investments: Majority-owned		1	9,210	(1,211)	-	-	8,000
Total Control investments		1	9,210	(1,211)	-	-	8,000
Affiliate Investments

PalletOne, Inc.	350,000 shares of common stock	-	20,500	6,000	-	-	26,500

Total Affiliate investments		-	20,500	6,000	-	-	26,500
Total Investments In and Advances to Affiliates		$ 1	$ 29,710	$ 4,789	$ -	$ -	$ 34,500

This schedule should be read in conjunction with our Financial Statements, including our Schedule of Portfolio Securities and Notes 3 and 4 to the Financial Statements.

(a)	Common stock, warrants, options and equity interests are generally non-income producing and restricted. In some cases, preferred stock may also be non-income producing. The principal amount for debt and the number of shares of common stock and preferred stock is shown in the Schedule of Portfolio Securities as of December 31, 2009.
(b)	Gross additions include increases in investments resulting from new portfolio company investments, paid-in-kind interest or dividends, the amortization of discounts and fees, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.
(c)	Gross reductions include decreases in investments resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.
(d)	Debt is on non-accrual status as of December 31, 2011, and is therefore considered non-income producing.
(e)	Represents the total amount of interest or dividends credited to income for the portion of the year an investment was a control investment (more than 25% owned) or an affiliate investment (5% to 25% owned), respectively. All dividend income is non-cash unless otherwise noted.

**	Information related to the amount of equity in the net profit and loss for the period for the investments listed has not been included in this schedule. This information is not considered to be meaningful due to the complex capital structures of the portfolio companies, with different classes of equity securities outstanding with different preferences in liquidation. These investments are neither consolidated nor accounted for under the equity method of accounting.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

COMMENT 6:

Regarding the Fund’s investment in a promissory note issued by 5th Element Tracking, LLC, as the maturity date of the note has since passed, in future filings where this investment is summarized, please provide summary detail regarding whether the note is in default and, if collection efforts or litigation has ensued, the status of the same.

RESPONSE: In our upcoming Annual Report on 10-K for the year ended December 31, 2020, we will include summary detail regarding whether the promissory note issued to the Fund by 5th Element Tracking, LLC is in default and the status of litigation regarding the same.

COMMENT 7:

Please confirm that Equus is in compliance with applicable IRS diversification rules.

RESPONSE: Equus qualifies as a pass-through entity for federal taxation purposes (a regulated investment company – “RIC”) pursuant to Regulation M of the Internal Revenue Code. In relevant part, a RIC must be a domestic issuer registered under the Investment Company Act of 1940 that meets both of the following requirements:

(i)	no more than 25% of the issuer’s gross assets are invested in any one portfolio company or any two portfolio companies controlled by the issuer that are in the same or similar business; and

(ii)	at least fifty percent (50%) of the value of the company’s total assets must be represented by “qualifying assets” – cash and cash equivalents, receivables, and portfolio investments where:
•	less than 5% of the company’s assets are represented by any individual investment (calculated at the time of investment); and
•	the company holds not more than 10% of the voting securities of the portfolio company.

The applicable commentary to the 25% diversification requirement of the RIC test confirms that the requirement is based on the value of the holding at the time of the initial or follow-on investment, rather than a continuous process based on the changes in fair value of the investment after the date of investment.[3] We can therefore confirm that Equus meets these RIC diversification requirements as of December 31, 2019 and has continued to meet such requirements for each of the periods represented in subsequent filings on Form 10-Q in 2020.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

COMMENT 8:

To the extent that the Fund receives interest that consists of cash and PIK, please disclose the amount of each component within the Fund’s Schedule of Investments in future reports filed with the Commission.

RESPONSE: The tables on pages 32-33 and the narrative on page 34 of the 2019 10-K discloses payments of cash and PIK received during the reporting period. Please let us know if you believe additional disclosure is necessary for our upcoming Annual Report on Form 10-K for the year ended December 31, 2020.

COMMENT 9:

Pursuant to Article 12-12 of Regulation S-X, in the Equus Schedule of Investments, please identify each portfolio holding of the Fund that is considered a Level III investment.

RESPONSE: Please see the Equus Schedule of Investments as of December 31, 2019 on the following page with the added footnote. We will also include the footnote in the Schedule of Investments contained in our upcoming Annual Report on Form 10-K for the year ended December 31, 2020.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

EQUUS TOTAL RETURN, INC.
SCHEDULE OF INVESTMENTS
December 31, 2019

Name and location of		Date of Initial			Cost of	Fair
Portfolio Company	Industry	Investment	Investment	Principal	Investment	Value(1)

Control Investments: Majority-owned (3):
Equus Energy, LLC (6) Houston, TX	Energy	December 2011	Member interest (100%)		$ 7,050	$ 8,000

Total Control Investments: Majority-owned (represents 11.5% of total investments at fair value)					$ 7,050	$ 8,000
Affiliate Investments (4):
PalletOne, Inc. (6) Bartow, FL	Shipping products and services	October 2001	350,000 shares of common stock (18.7%)		$ 350	$ 26,500
Total Affiliate Investments (represents 38.1% of total investments at fair value)					$ 350	$ 26,500

Non-Affiliate Investments - Related Party (less than 5% owned):
MVC Capital, Inc. Purchase, NY	Financial services	May 2014	563,894 shares of common stock (1.7%)		$ 6,912	$ 5,171

Total Non-Affiliate Investments - Related Party (represents 7.4% of total investments at fair value)					$ 6,912	$ 5,171

Non-Affiliate Investments (less than 5% owned):
5TH Element Tracking, LLC (6) Boston, MA	Business products and services	January 2015	14% promissory note due 5/18 (2)	$ 977	$ 977	$ 977
Total Non-Affiliate Investments (represents 1.4% of total investments at fair value)					$ 977	$ 977
Total Investment in Portfolio Securities					$ 15,289	$ 40,648
Temporary Cash Investments
U.S. Treasury Bill	Government	December 2019	UST 0% 01/20	$ 28,991	$ 28,991	$ 28,991
Total Temporary Cash Investments (represents 41.6% of total investments at fair value)					$ 28,991	$ 28,991
Total Investments					$ 44,280	$ 69,639

(1) See Note 3 to the financial statements, Valuation of Investments.
(2) Income producing.
(3) Majority-owned investments are generally defined under the Investment Company Act of 1940 as companies in which we own more than 50% of the voting securities of the company.
(4) Affiliate investments are generally defined under the Investment Company Act of 1940 as companies in which we own at least 5% but not more than 25% voting securities of the company.
(5) Income- impaired.
(6) Level 3 investments

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

COMMENT 10:

Regarding the $561,000 in “accounts receivable from affiliates” as noted in the Balance Sheet, please provide more detail in correspondence including, for example, whether such receivable is a loan and the repayment terms thereof.

RESPONSE: From time to time since its inception in 2011 to the third quarter of 2020, Equus Energy, LLC received periodic advances from the Fund that were considered loans and not contributions of equity. These amounts, totaling $561,000, were characterized by the Fund as “accounts receivable from affiliates” and were subject to an Intercompany Loan Agreement between Equus and Equus Energy, as well as a promissory note executed by Equus Energy in favor of the Fund. On September 30, 2020, Equus converted the entire amount of this loan into additional equity of Equus Energy. This amount was added to the Fund’s cost of investment in the Fund’s Schedule of Investments in its quarterly report on Form 10-Q for the nine months ended September 30, 2020.

COMMENT 11:

Pursuant to Rule 6-07(1) of Regulation S-X, to the extent that “other income” in the Fund’s Statement of Operations exceeds more than 15% of total investment income, please break out separately the principal items comprising this figure to the extent any such item exceeds 5%.

RESPONSE: The “Other Income” consists entirely of directorship fees from a portfolio company. In our upcoming Annual Report on Form 10-K for the year ended December 31, 2020, we will add a note to the financial statements that discloses the composition of ‘other income’ in the Fund’s Statement of Operations.

COMMENT 12:

Pursuant to Rule 6-07(2) of Regulation S-X, to the extent that “general and administrative expenses” in the Statement of Operations exceed 5% of total expenses, each item (or group of items, if a considerable number) comprising this figure should be separately stated therein.

RESPONSE: Please see the Fund’s updated Statement of Operations for the year ended December 31, 2019 on the following page with the broken-out items separately highlighted. We will also include such items in our Statement of Operations for the year ended December 31, 2020 in our upcoming Annual Report on Form 10-K for the year ended December 31, 2020.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

EQUUS TOTAL RETURN, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except per share amounts)	2019	2018	2017
Investment income:
Interest and dividend income:
Non-affiliate investments - related party	$ 255	$ 381	$ 265
Non-affiliate investments	-	69	285
Total interest and dividend income	255	450	550
Interest from temporary cash investments	42	30	10
Other income	54	-	-
Total investment income	351	480	560

Expenses:
Transaction costs	-	-	2,501
Compensation expense	1,706	1,731	2,231
Professional fees	974	1,254	1,294
Director fees and expenses	378	441	531
General and administrative expenses	252	274	236
Professional liability expenses	222	181	161
Mailing, printing and other expenses	162	129	89
Taxes	37	21	20
Interest expense	11	4	11
Total expenses before merger termination fee	3,742	4,035	7,074
Merger termination fee (See Note 6)	-	-	(2,500)
Total expenses, net of merger termination fee	3,742	4,035	4,574

Net investment loss	(3,391)	(3,555)	(4,014)

Net realized (loss) gain:
Affiliate investments	(2,789)	-	-
Temporary cash investments	53	9	(5)
Net realized (loss) gain	(2,736)	9	(5)

Net change in net unrealized appreciation of portfolio securities
Control investments	1,790	1,000	1,750
Affiliate investments	6,000	3,812	486
Non-affiliate investments - related party	510	(1,215)	954
Non-affiliate investments	8,299	3,597	3,189
Net change in net unrealized appreciation of portfolio securities

Net increase in net assets resulting from operations	$ 2,173	$ 51	$ (830)

Net increase in net assets resulting from operations per share:
Basic and diluted	$ 0.16	$ 0.00	$ (0.06)
Weighted average shares outstanding:
Basic and diluted	13,518	13,518	13,345

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

COMMENT 13:

Pursuant to Article 6-07(2) of Regulation S-X, in the Notes to the Equus Financial Statements, please break out the items comprising Unrealized Gains/Losses and Realized Gains/Losses set forth in the Fund’s Statement of Operations regarding control investments.

RESPONSE: Please see the revised Statement of Operations on the preceding page. We will accordingly revise the Statement of Operations in our upcoming Annual Report on 10-K for the year ended December 31, 2020.

COMMENT 14:

Please disclose the Fund’s Portfolio Turnover Rate.

RESPONSE: The table below shows the Fund’s portfolio turnover rate for each of the years 2015 through 2019. For each such year, we calculated the rate based on the following:

(i)	the lesser of: (x) Fund purchases or (y) Fund dispositions during the year, and dividing by:
(ii)	the average net assets of the Fund for the year.

Equus Total Return, Inc. Portfolio Turnover Rate
2015	2016	2017	2018	2019
3.09%	0.00%	0.65%	0.00%	0.00%

COMMENT 15:

Please disclose costs, for federal income tax purposes, comprising “net unrealized losses” in the Fund’s Statements of Operations, which should display the aggregate cost of the securities and the gross unrealized gains netted against gross unrealized losses. Please see Article 12-12 of Regulation S-X for guidance.

RESPONSE: In the 2019 10-K, the Fund’s Schedule of Investments discloses the aggregate costs of the securities. Pursuant to Footnote (6) Federal Income Tax Matters, there are no material book to tax differences for net investment income/losses, realized gains or unrealized appreciation/depreciation. Therefore, the Fund’s Statements of Operations already displays the aggregate cost of the securities and the gross unrealized gains netted against gross unrealized losses.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545

Mr. Jeff Long

Division of Investment Management

U.S. Securities and Exchange Commission

November 30, 2020

* * * *

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.

700 LOUISIANA STREET

48TH FLOOR

HOUSTON, TX 77002

TEL: (713) 529-0900

FAX: (713) 529-9545